UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 29,172,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 29,172,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 29,172,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.08% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 164,794,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 164,794,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 164,794,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.55% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 164,794,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 164,794,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 164,794,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.55% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 170,695,126(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 170,695,126(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 170,695,126(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.37% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 164,794,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 164,794,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 164,794,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.55% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,930,600(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 2,930,600(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,930,600(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 1.41%(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC I.R.S. Identification Nos. of above persons (entities only): 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,352,236(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 1,352,236(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 1,352,236(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 0.65% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 170,695,126(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 170,695,126(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 170,695,126(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 82.37% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 170,695,126 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 170,695,126 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 170,695,126 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 82.37% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,994,076 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,994,076 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,994,076 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.00%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 172,155,830 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 172,155,830 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 172,155,830 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.07%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in four equal installments of 3,000 on April 23, 2010, July 1, 2010, October 1, 2010, and January 3, 2011, and 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in equal quarterly installments on the first trading day immediately following the end of each fiscal quarter of 2011 and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan. Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 207,168,141 shares of common stock outstanding as of April 13, 2012.

Amendment No. 24 to Schedule 13D

This Amendment No. 24 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012 and Amendment No. 23 filed on April 4, 2012. Except as specifically provided herein, this Amendment No. 24 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Subscription Agreement

On April 13, 2012, Lighting Science Group Corporation (the “Issuer”) entered into a Subscription Agreement (the “Subscription Agreement”) with LSGC Holdings II pursuant to which the Issuer issued 2,000 units (the “Series G Units”) of the Issuer’s securities to LSGC Holdings II at a price per Series G Unit of $1,000.00 (the “Series G Offering”) for total consideration of $2,000,000. Each Series G Unit consists of: (i) one share of the Issuer’s Series G Preferred Stock, par value $0.001 per share (the “Series G Preferred Stock”) and (ii) 83 shares of the Issuer’s common stock, par value $0.001 per share.

Pursuant to the Subscription Agreement, if, at any time while LSGC Holdings II holds any shares of Series G Preferred Stock purchased pursuant to the Subscription Agreement, the Issuer issues securities (other than pursuant to the Issuer’s equity-based compensation plans) that result in gross proceeds to the Issuer of at least $50,000,000 (a “Subsequent Issuance”), the Issuer must notify LSGC Holdings II of the terms and conditions of such Subsequent Issuance. Simultaneous with, and subject to the closing and terms and conditions of, such Subsequent Issuance, LSGC Holdings II would have the right to: (i) require the Issuer to use the proceeds of such Subsequent Issuance to redeem all of LSGC Holdings II Series G Preferred Stock or (ii) convert all or a portion of LSGC Holdings II Series G Preferred Stock into the securities issued in the Subsequent Issuance on substantially the same terms and conditions governing the Subsequent Issuance. If LSGC Holdings II elects to convert its shares of Series G Preferred Stock, LSGC Holdings II would retain all of the shares of common stock issued in conjunction with each converted share of Series G Preferred Stock.

In addition, if, at any time prior to November 17, 2013, the Issuer issues securities (other than issuances pursuant to the Issuer’s equity-based compensation plans or pursuant to a Subsequent Issuance) which PCA LSG Holdings, LLC, in its sole reasonable discretion, determines are more favorable than the Series G Units, LSGC Holdings II may exchange all of its Series G Units, valued at the Liquidation Value (as defined in the Certificate of Designation concerning the Series G Preferred Stock) of the Series G Preferred Stock included in such Series G Units, for such newly issued securities.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is included as Exhibit 10.1 to this Amendment No. 24 and is incorporated by reference herein.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 24 are incorporated herein by reference. Such information is based upon 207,168,141 shares of common stock outstanding as of April 13, 2012.

The disclosure regarding the Subscription Agreement and the related disclosure in Item 4 is incorporated herein by reference.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure regarding the Subscription Agreement and related disclosure in Item 4 is incorporated herein by reference.

The Subscription Agreement is incorporated by reference as Exhibit 10.1 to this Amendment No. 24 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Series G Unit Subscription Agreement, dated as of April 13, 2012, by and between Lighting Science Group Corporation and LSGC Holdings II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 19, 2012).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2012

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT